UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-11

EXETER INCREASES DON SIXTO PROJECT AREA

AND BEGINS REGIONAL EXPLORATION

Vancouver, BC, April 18, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – the “Company”) has acquired an option over an additional 81.5 square kilometres (20,160 acres) of exploration rights, immediately north of its advanced Don Sixto Gold Project. The option secures an area considered favourable for the further discovery of epithermal gold-silver systems.

The Company now owns, or holds under option, a total of 613.7 square kilometres (152,000 acres) in the Don Sixto project area. A regional exploration program has been commenced using the Company’s sophisticated geological understanding of the region, developed from five years of exploration at Don Sixto.

Chairman Yale Simpson said “There is an adage in the global business of mineral exploration that the best place to discover a deposit is next to an existing one. Certain gold zones on the Don Sixto property were exposed on ridges, which made them relatively easy to discover through geological mapping and sampling. However, our work in 2006 showed that gold and silver mineralization extends well beyond the ridges into areas of sand cover or into areas of hydrothermally-altered volcanic rocks. The new option secures all of the lands that we consider to be prospective for additional Don Sixto-type gold discoveries in the district.”

The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

A tenement map can be viewed by clicking on this hyperlink.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America.

The Don Sixto Project in Argentina is rapidly advancing towards a decision on mine development options. A multi-rig drilling program to expand the 2005 estimated 890,000 ounce gold resource* was recently completed. New independent resources estimates are scheduled for release in May or June, ahead of a Development Options Report, to establish the parameters necessary for feasibility and environmental studies.

In the prospective Patagonia region, of Argentina, Exeter is currently drilling the Cerro Moro Gold and Silver Project, one of 12 gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. Drilling will continue through 2007 to extend the high grade gold-silver intersections returned from the last two drilling phases.

In Chile, the Caspiche gold and silver discovery is the principal property of a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. Exeter recently completed a successful drilling program and has resumed drilling to extend the discovery.

In southern Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

*

Comprising an “indicated resource” of 390,000 ounces of gold (6.2 million tonnes at an average grade of 2.0 g/t gold) and an “inferred resource” of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut off grade of 0.5 g/t. Based upon a NI 43-101 compliant technical report available at www.sedar.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those referring to the timing of a new resources estimate for the Don Sixto Project and the results of exploration on the Cerro Moro and Caspiche gold properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date April 18, 2007

By:	/s/ Susan McLeod

Susan McLeod

Secretary